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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                       TO

                                   SCHEDULE TO

                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SYNAVANT INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                              AMGIS ACQUISITION CO.
                          DENDRITE INTERNATIONAL, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    87157A105
                                 (CUSIP NUMBER)

                          CHRISTINE A. PELLIZZARI, ESQ.
                                 GENERAL COUNSEL
                          DENDRITE INTERNATIONAL, INC.
                             1200 MT. KEMBLE AVENUE
                        MORRISTOWN, NEW JERSEY 07960-6797
                                 (973) 425-1200

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                              RONALD H. JANIS, ESQ.
                        PITNEY, HARDIN, KIPP & SZUCH, LLP
                                  P.O. BOX 1945
                          MORRISTOWN, NEW JERSEY 07960
                                 (973) 966-6300

                           CALCULATION OF FILING FEE:



================================================================================
TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
$51,733,222.30                                                      $4,185.22***

================================================================================

    * For purposes of calculating amount of filing fee only. This amount assumes (i) the purchase of all outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of SYNAVANT Inc. (15,242,578 shares at March 31, 2003) at a purchase price of $3.22 in cash per share and (ii) the payment of cash in the amount of $3.22 in respect of each outstanding option and restricted stock unit to purchase shares of Common Stock with a per share exercise price or strike price that is less than $3.22 (1,842,381 shares at March 31, 2003) less the aggregate exercise price for all such options of $3,280,345.68.


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    **       The amount of the filing fee calculated in accordance with
             Rule 0-11 Of the Securities Exchange Act of 1934, as amended, equals .0000809 multiplied by the transaction value.

    *** Previously paid in connection with the Offerors' Schedule TO filed with the Securities and Exchange Commission on May 16, 2003 and Amendment No. 1 to the Offerors' Schedule TO filed on May 21, 2003.

    [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X]      third-party tender offer subject to Rule 14d-1.

    [ ]      issuer tender offer subject to Rule 13e-4.

    [ ]      going-private transaction subject to Rule 13e-3.

    [ ]      amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 16, 2003 and amended by Amendment No. 1 filed on May 21, 2003 (as amended, the "Schedule TO"), relating to the offer by Amgis Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of Dendrite International, Inc. (the "Purchaser"), a New Jersey corporation ("Dendrite"), to purchase all outstanding shares of common stock, par value $0.01 per share(the "Common Stock"), of SYNAVANT Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), subject to the conditions described in the Offer to Purchase, dated May 16, 2003, as supplemented May 20, 2003 (as amended or supplemented from time to time, the "Offer to Purchase"), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(M), respectively, and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B). This Amendment No. 2 to the Schedule TO is being filed on behalf of the Purchaser and Dendrite. Any capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Schedule TO, as applicable.

The information in the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 2 to the Schedule TO by reference to all applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

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================================================================================

ITEM 11.   ADDITIONAL INFORMATION

On May 22, 2003, Dendrite issued a press release announcing that it had begun to distribute the Offer to Purchase, Letter of Transmittal, and other materials to stockholders of the Company owning at least 100 Shares. The full text of the press release is attached as Exhibit (a)(1)(N) and is incorporated herein by reference.


ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:


(a)(1)(B) Exhibit (a)(1)(B) to the Schedule TO is hereby superseded and replaced by Exhibit (a)(1)(B) attached hereto, the Letter of Transmittal (amended as of May 20, 2003).

(a)(1)(C) Exhibit (a)(1)(C) to the Schedule TO is hereby superseded and replaced by Exhibit (a)(1)(C) attached hereto, the Notice of Guaranteed Delivery (amended as of May 20, 2003).

(a)(1)(E) Exhibit (a)(1)(E) to the Schedule TO is hereby superseded and replaced by Exhibit (a)(1)(E) attached hereto, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (amended as of May 20, 2003).

(a)(1)(F) Exhibit (a)(1)(F) to the Schedule TO is hereby superseded and replaced by Exhibit (a)(1)(F) attached hereto, the Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks and Other Nominees (amended as of May 20, 2003).

(a)(1)(N) Press Release issued by Dendrite, dated May 22, 2003.


================================================================================
                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2003


                                        Dendrite International, Inc.

                                        By: /s/ CHRISTINE A. PELLIZZARI
                                            ----------------------------
                                        Name:  Christine A. Pellizzari
                                        Title: Vice President, General Counsel &
                                               Secretary

                                        Amgis Acquisition Co.


                                        By: /s/ CHRISTINE A. PELLIZZARI
                                            ----------------------------
                                        Name: Christine A. Pellizzari
                                        Title: President

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INDEX OF EXHIBITS
================================================================================

Exhibit
No.              Document
---              --------

(a)(1)(A) Offer to Purchase dated May 16, 2003.*

(a)(1)(B) Letter of Transmittal (amended as of May 20, 2003).

(a)(1)(C) Notice of Guaranteed Delivery (amended as of May 20, 2003).

(a)(1)(D) Guidelines for Substitute Form W-9.*

(a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (amended as of May 20, 2003).

(a)(1)(F) Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks and Other Nominees (amended as of May 20, 2003).

(a)(1)(G) Summary Newspaper Advertisement published in The Wall Street Journal on May 16, 2003.*

(a)(1)(H) Press Release issued by Dendrite dated April 21, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated April 21, 2003).*

(a)(1)(I) Press Release issued by Dendrite dated May 9, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated May 9, 2003).*

(a)(1)(J) Press Release issued by Dendrite dated May 15, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated May 16, 2003).*


(a)(1)(K) Press Release issued by Dendrite dated May 18, 2003 (incorporated herein by reference to Exhibit 99.1 to Dendrite's Current Report on Form 8-K dated May 19, 2003).*


(a)(1)(L) Secured Promissory Note dated May 16, 2003 by and between Dendrite and the Company (incorporated by reference to Exhibit 99.2 to Dendrite's Current Report on Form 8-K dated May 20, 2003).*

(a)(1)(M) Supplement to Offer to Purchase dated May 20 2003.*

(a)(1)(N) Press Release issued by Dendrite, dated May 22, 2003.




                                       4
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(b)       Not applicable.

(d)(1) Agreement and Plan of Merger, dated as of May 9, 2003, among Dendrite, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Dendrite's Current Report on Form 8-K dated May 12, 2003).*

(d)(2) Confidentiality Agreement dated August 14, 2002 between the Company and Dendrite.*

(d)(3) Letter Agreement dated May 9, 2003, by and among Dendrite, IMS Health Incorporated, and the Company.*

(d)(4) Amendment No. 2 to the Rights Agreement, dated May 9, 2003, by and between the Company and Equiserve Trust Company, N.A. (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated May 12, 2003).*

(d)(5) Amendment No. 1 to Agreement and Plan of Merger, dated May 16, 2003, among Dendrite, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Dendrite's Current Report on Form 8-K dated May 20,
          2003).*


(g)       Not applicable.

(h)       Not applicable.


* Previously Filed

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